FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 2, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS and Vodafone Launch New Opera Mini

March 2, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, in partnership with Vodafone, the world’s leading international mobile communications group, and Opera Software, a developer of mobile browsers, today announced the launch of a new customized version of Opera Mini for MTS subscribers.

Using MTS Internet with Opera Mini, MTS customers will be able to add up to 30 of their preferred pages to a Speed Dial screen and quickly load them with a quick tap function. This unique capability surpasses the standard version of the Opera Mini that allows customizing up to nine websites. In coming months, the new browser will also enable the use of a wide range of widgets for YouTube, Twitter, Facebook and Omlet directly on the phone.

MTS Vice President and Chief Commercial Officer, Mikhail Gerchuk, said, “We are pleased that our partnership with Vodafone brings us the opportunity to offer unique services to our subscribers. The Opera Mini browser is very popular in Russia with more than four million MTS customers a month using it to surf the Internet. The launch of the new browser moves our partnership with Opera to the next level. With the customized Opera Mini’s added capability, we can turn a budget handset model with limited functions into a very capable Internet browsing device. We are confident that our subscribers will get a richer and more convenient mobile Internet experience with the MTS Internet with Opera Mini.”

The enhanced version of the Opera Mini browser was specifically developed and designed by Opera for Vodafone. The two companies launched a global partnership in 2009, involving the development and distribution of customized Opera Mini browsers for Vodafone handset users across Europe, Asia and Africa. MTS is introducing this special service to its customers as part of its own partnership agreement with Vodafone.

Lars Boilesen, CEO, Opera Software, commented: “Partnering with market leaders such as Vodafone and MTS brings new ideas to our product. MTS Internet with Opera Mini is a powerful solution for fast and convenient access to popular websites that will enable MTS to increase value-added services revenue stream.”

Added Cenk Serdar, Vodafone’s Data & Communications Services Director, “We are excited to bring Vodafone Internet by Opera Mini across MTS Russia. Our version delivers relevant new features such as widgets and the ability for MTS subscribers to purchase mobile content with ease. We’re proud to work with MTS Russia and look forward to ensuring a successful campaign that delights their customers.”

More than 70% of Russians use Opera Mini to access the Internet from mobile phones (based on StatCounter stats provider data). Opera uses compression technology that reduces traffic by up to 90% of the initial volume, enabling mobile operators to optimize investments in infrastructure and use network capacity more efficiently. The technology also allows for the download of web pages up to six times faster than a regular browser on a mobile phone, thereby significantly reducing costs for mobile Internet users.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.3 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: March 2, 2011